09040757

BP 6/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAY 29 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Investment Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12520 High Bluff Drive, Suite 360
(No. and Street)

San Diego (City) California (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Morgan (858) 793-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ Corbin & Company LLP
(Name – *if individual, state last, first, middle name*)

555 Anton Boulevard, Suite 1000 (Address) Costa Mesa (City) California (State) 92626 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Investment Management, Inc., as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 28th (Date) day of May (Month), 2009 (Year), by

(1) John Morgan (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

CAROL ANN MONAHAN
Commission # 1823559
Notary Public - California
Orange County
My Comm. Expires Nov 20, 2012

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Facing Page - Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 & Rule 17a-5 Thereunder

Document Date: March 31, 2009 Number of Pages: 2

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

MORGAN INVESTMENT MANAGEMENT, INC.
SEC ID. NO. 8-51049

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

For The Year Ended March 31, 2009

with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

KMJ | Corbin & Company

Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Morgan Investment Management, Inc.

We have audited the accompanying statement of financial condition of Morgan Investment Management, Inc. (the "Company") as of March 31, 2009, and the related statements of operations, stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Investment Management, Inc. as of March 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KMJ Corbin & Company LLP

KMJ | Corbin & Company LLP

Costa Mesa, California
May 28, 2009

MORGAN INVESTMENT MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

ASSETS		March 31, 2009
Current assets:		
Cash and cash equivalents	$	2,480
Commissions receivable		1,782
Total current assets		4,262
Furniture and equipment, net		85
Restricted cash		25,000
	$	29,347

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable	$	1,783
Advances from stockholder		13,437
Total current liabilities		15,220
Commitments and contingencies		
Stockholder's equity:		
Common stock, $1 par value; 100 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		29,900
Accumulated deficit		(15,873)
Total stockholder's equity		14,127
	$	29,347

See accompanying notes to financial statements

STATEMENT OF OPERATIONS

		For The Year Ended March 31, 2009
Revenue:		
Commissions	$	26,542
Other income		11,915
Total revenue		38,457
Expenses:		
Employee compensation and benefits		12,490
Facility and vehicle leases		14,282
Professional fees		8,000
Brokerage and exchange fees		7,313
Other general and administrative		5,616
Communications		4,651
Office		4,502
Insurance		2,574
Meals and entertainment		1,355
Regulatory fees		830
Depreciation		68
Total expenses		61,681
Loss before income taxes		(23,224)
Income taxes		800
Net loss	$	(24,024)

MORGAN INVESTMENT SECURITIES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

For The Year Ended March 31, 2009

	Common Stock		Additional Paid-in	Accumulated	Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance at April 1, 2008	100	$ 100	$ 29,900	$ 8,151	$ 38,151
Net loss	-	-	-	(24,024)	(24,024)
Balance at March 31, 2009	100	$ 100	$ 29,900	$ (15,873)	$ 14,127

See accompanying notes to financial statements

STATEMENT OF CASH FLOWS

	For The Year Ended March 31, 2009
Cash flows from operating activities:	
Net loss	$ (24,024)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	68
Changes in operating assets and liabilities:	
Receivables	(1,380)
Prepaid expenses	844
Accounts payable	1,108
Income tax payable	(2,352)
Net cash used in operating activities	(25,736)
Cash flows provided by financing activities:	
Advances from stockholder	10,725
Net decrease in cash	(15,011)
Cash and cash equivalents, beginning of year	17,491
Cash and cash equivalents, end of year	$ 2,480
Supplemental disclosure of cash flow information - Cash paid during the year for:	
Interest	$ 38
Income taxes	$ 2,795

See accompanying notes to financial statements

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Morgan Investment Management, Inc. (the "Company") was formed in 1998 and is a licensed securities broker-dealer under the Securities and Exchange Commission (the "Commission") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company sells to its clients, who are located in the Southern California area, different investments which are called products. Each product sold generates a commission to the Company.

The Company is exempt from the provisions of rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company conducts a customer business that is cleared through another broker-dealer on a fully disclosed basis. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of rule 15c3-3.

Registration

The Company must register with state departments which govern compliance with securities laws in which it does business. The Company generates a substantial amount of income in the state of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents are recorded at cost, which approximate fair value. At times, the Company may maintain cash balances in excess of the Federal Deposit Insurance Corporation limits per customer per financial institution.

Restricted Cash

In July 1998, the Company entered into an agreement with Wedbush Morgan Securities ("Wedbush") whereby all security transactions are cleared through Wedbush. The Company is required to maintain a deposit of $25,000 with Wedbush, which is classified as restricted cash on the accompanying statement of financial condition. As of March 31, 2008, the $25,000 was classified as cash and cash equivalents on the statement of financial condition, which has been reclassified to restricted cash for the current year presentation.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets, which is generally three to five years.

Revenue Recognition

Commission revenues are recorded on a trade-date basis. Annuity and other fees are recorded in the period when the related services are performed.

Income Taxes

The Company has elected to be treated as a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. Under SFAS No. 109, deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be realized through future operations.

Use of Estimates

In the normal course of preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Liquidity and Risks

The Company has a limited operating history and has minimal revenues.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from operations and from debt and equity financing to fund its operations. The Company's stockholder is committed to provide the necessary level of financial support to the Company (if necessary) to enable it to pay its obligations as they become due through at least May 28, 2010.

NOTE 2 – FURNITURE AND EQUIPMENT

Office equipment consisted of the following at March 31, 2009:

Furniture and fixtures	$	7,527
Equipment		484
		8,011
Less accumulated depreciation		(7,926)
	$	85

Depreciation for the year ended March 31, 2009 was $68.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company must maintain, at all times, minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital of less than 15 to 1, as defined under Commission Rule 15c3-1, "Net Capital Requirements for Brokers or Dealers." As of March 31, 2009, the Company had net capital of $14,127, which was $9,127 in excess of the required minimum net capital and had a ratio of aggregate indebtedness to net capital of 1.08 to 1 as of March 31, 2009.

NOTE 4 – INCOME TAXES

Due to operating losses, there is no federal provision for income tax and an $800 annual California minimum franchise state provision for income tax.

At March 31, 2009, the Company had net operating loss carry forwards of approximately $24,000 available to offset future federal and state income taxes and will begin to expire in 2029 and 2021, respectively. The deferred tax asset related to the net operating loss carry forwards is approximately $9,300, for which the Company has provided a full valuation allowance.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Related Party Transactions

The Company has advances from the sole stockholder of $13,437 at March 31, 2009. These advances are non-interest bearing and are due on demand. There were no amounts repaid to the stockholder during the fiscal year ended March 31, 2009.

Lease Commitments

In November 2007, the Company entered into a lease agreement for a vehicle which will expire in August 2010. The monthly payment on the lease is $780 with an option to purchase at the end of the term. Lease expense for year ended March 31, 2009 was $9,360.

The Company shares office space with the sole stockholder, who is the lessee. During the year ended March 31, 2009, the Company was allocated $4,922 of rent expense from the sole stockholder. As of March 31, 2009, the Company has fully repaid the allocated rent expense to the sole stockholder.

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying financial statements.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	As of March 31, 2009
Net capital:	
Total stockholder's equity from statement of financial condition	$ 14,127
Deduction:	
Unallowable assets	-
Net capital	14,127
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $15,220 or $5,000)	5,000
Excess net capital	$ 9,127
Aggregate indebtedness	$ 15,220
Ratio of aggregate indebtedness to net capital	1.08 to 1

NOTE - A reconciliation of the above net capital with the Company's corresponding unaudited Form X-17a-5, Part IIA is summarized as follows:

Net capital per computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing	$ 21,413
Reconciling items:	
Adjustments to net income:	
Facility and vehicle leases accrual	(6,309)
Professional fees accrual	(1,350)
Miscellaneous adjustments	373
Net capital per above	$ 14,127

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Morgan Investment Management, Inc.

In planning and performing our audit of the financial statements of Morgan Investment Management, Inc. (the "Company") as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ | Corbin & Company LLP

Costa Mesa, California
May 28, 2009

Morgan Investment Management, Inc.
SEC ID No. 8-51049

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
For The Year Ended March 31, 2009

KMJ | Corbin & Company

Business Advisors Tax and Audit